Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173
The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated August 26, 2011.
Pricing Supplement to the Prospectus dated July 6, 2011,
the Prospectus Supplement dated July 6, 2011, and the Prospectus Supplement No. 928 dated July 6, 2011 — No.

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D
$
Leveraged Buffered Index-Linked Notes due
(Linked to the MSCI EAFE Index)

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (set on the trade date, expected to be between 24 and 27 months after the original issue date, subject to adjustment) is based on the performance of the MSCI EAFE Index (which we refer to as the index or underlier) as measured from the trade date to and including the determination date (set on the trade date, expected to be the fifth trading day prior to the stated maturity date, subject to adjustment). If the index return (defined below) is less than -25.00% (the final index level is less than the initial index level by more than 25.00%), you would lose a portion of your investment in the notes and may lose your entire investment, depending on the performance of the index. Additionally, the amount you may receive for each $1,000 face amount of your notes at maturity is subject to a maximum settlement amount (set on the trade date and expected to be between $1,330.00 and $1,386.25).
To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index level (determined on the determination date, subject to adjustment) from the initial index level (set on the trade date and may be higher or lower than the actual closing level of the index on the trade date), which we refer to as the index return. The index return may reflect a positive return (based on any increase in the index level over the life of the notes) or a negative return (based on any decrease in the index level over the life of the notes). On the stated maturity date, for each $1,000 face amount of your notes:
•	if the index return is positive (the final index level is greater than the initial index level), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times 1.5 times the index return, subject to the maximum settlement amount;
•	if the index return is zero or negative but not below -25.00% (the final index level is less than or equal to the initial index level but not by more than 25.00%), you will receive an amount in cash equal to $1,000; or
•	if the index return is negative and is below -25.00% (the final index level is less than the initial index level by more than 25.00%), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.3333 times (b) the sum of the index return plus 25.00% times (c) $1,000. You will receive less than $1,000.
The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the index on any day other than the determination date. You could lose your entire investment in the notes. A percentage decrease of more than 25.00% between the initial index level and the final index level will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes, potentially to $0. Further, the maximum payment that you could receive on the stated maturity date with respect to each $1,000 face amount of your notes (the minimum denomination) is limited to the maximum settlement amount of between $1,330.00 and $1,386.25 (set on the trade date). In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.
Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the leveraged buffered index-linked notes found in “General Terms of the Underlier-Linked Notes” on page S-45 of the accompanying prospectus supplement no. 928.
Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions, our creditworthiness or other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through December  , 2011. We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Notes” on page S-32 of the accompanying prospectus supplement no. 928 and “Additional Risk Factors Specific to Your Notes” on page PS-9 of this pricing supplement so that you may better understand those risks.

Original issue date (settlement date):	, 2011	Original issue price:	100.00% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount
The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying prospectus supplements or the accompanying prospectus. Any representation to the contrary is a criminal offense.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
The MSCI indices are the exclusive property of MSCI Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and are licensed for use for certain purposes by The Goldman Sachs Group, Inc. and its affiliates. These securities, based on such index, have not been passed on by MSCI as to their legality or suitability, and are not issued, sponsored, endorsed, sold or promoted by MSCI, and MSCI bears no liability with respect to any such notes. No purchaser, seller or holder of the notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI. The prospectus contains a more detailed description of the limited relationship MSCI has with The Goldman Sachs Group, Inc. and any related securities.
Goldman, Sachs & Co.
Pricing Supplement dated       , 2011.

SUMMARY INFORMATION
We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 6, 2011, as supplemented by the accompanying prospectus supplement, dated July 6, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 928” mean the accompanying prospectus supplement no. 928, dated July 6, 2011, of The Goldman Sachs Group, Inc., to the accompanying prospectus.
This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Notes” on page S-45 of the accompanying prospectus supplement no. 928. Please note that certain features, as noted below, described in the accompanying prospectus supplement no. 928 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of prospectus supplement no. 928.
Key Terms
Issuer: The Goldman Sachs Group, Inc.
Underlier: the MSCI EAFE Index (Bloomberg symbol, “MXEA”), as maintained by MSCI Inc. (“MSCI”)
Specified currency: U.S. dollars (“$”)
Terms to be specified in accordance with the accompanying prospectus supplement no. 928:
•	type of notes: notes linked to a single underlier
•	exchange rates: not applicable
•	buffer level: yes, as described below
•	cap level: yes, as described below
•	averaging dates: not applicable
•	interest: not applicable
•	redemption right or price dependent redemption right: not applicable
Face amount: each note will have a face amount of $1,000; $        in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement
Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-10 of this pricing supplement
Cash settlement amount: for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:
•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;
•	if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return;
•	if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, $1,000; or
•	if the final underlier level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount
Initial underlier level (to be set on the trade date and may be higher or lower than the actual closing level of the underlier on the trade date):
Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “General Terms of the Underlier-Linked Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-52 of the accompanying prospectus supplement no. 928 and subject to adjustment as provided under “General Terms of the Underlier-Linked Notes — Discontinuance or Modification of an Underlier” on page S-53 of the accompanying prospectus supplement no. 928
Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage
Upside participation rate: 150.00%
Cap level (to be set on the trade date): expected to be between 122.00% and 125.75% of the initial underlier level
Maximum settlement amount (to be set on the trade date): expected to be between $1,330.00 and $1,386.25
Buffer level: 75.00% of the initial underlier level
Buffer amount: 25.00%
Buffer rate: The quotient of the initial underlier level divided by the buffer level, which equals approximately 133.33%
Trade date:
Original issue date (settlement date): expected to be the fifth scheduled business day following the trade date
Stated maturity date (to be set on the trade date): a specified date that is expected to be between 24 and 27 months after the original issue date, subject to adjustment as described under “General Terms of the Underlier-Linked Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-50 of the accompanying prospectus supplement no. 928
Determination date (to be set on the trade date): a specified date that is expected to be the fifth scheduled trading day prior to the originally scheduled stated maturity date, subject to adjustment as described under “General Terms of the Underlier-Linked Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-50 of the accompanying prospectus supplement no. 928
No interest: the offered notes will not bear interest
No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system
No redemption: the offered notes will not be subject to redemption right or price dependent redemption right
Closing level: as described under “General Terms of the Underlier-Linked Notes — Special Calculation Provisions — Closing Level” on page S-56 of the accompanying prospectus supplement no. 928
Business day: as described under “General Terms of the Underlier-Linked Notes — Special Calculation Provisions — Business Day” on page S-55 of the accompanying prospectus supplement no. 928
Trading day: as described under “General Terms of the Underlier-Linked Notes — Special Calculation Provisions — Trading Day” on page S-55 of the accompanying prospectus supplement no. 928
Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-61 of the accompanying prospectus supplement no. 928
Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-63 of the accompanying prospectus supplement no. 928
ERISA: as described under “Employee Retirement Income Security Act” on page S-69 of the accompanying prospectus supplement no. 928

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-70 of the accompanying prospectus supplement no. 928; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $ .
The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of       % of the face amount. In addition to offers and sales at the original issue price, the notes may be offered and sold from time to time by certain securities dealers in one or more transactions at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.
We expect to deliver the notes against payment therefor in New York, New York on       , 2011, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.
Calculation agent: Goldman, Sachs & Co.
CUSIP no.:
ISIN no.:
FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES
The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.
The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.
The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Underlier-Linked Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-32 of the accompanying prospectus supplement no. 928 and “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page PS-9 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	150.00%
Cap level	122.00% of the initial underlier level
Maximum settlement amount	$1,330.00
Buffer level	75.00% of the initial underlier level
Buffer rate	approximately 133.33%
Buffer amount	25.00%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date
Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the actual closing level of the underlier on the trade date.
For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.
Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.
The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount
(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)
150.000%	133.000%
140.000%	133.000%
130.000%	133.000%
122.000%	133.000%
118.000%	127.000%
112.000%	118.000%
106.000%	109.000%
100.000%	100.000%
98.000%	100.000%
91.000%	100.000%
84.000%	100.000%
77.000%	100.000%
75.000%	100.000%
50.000%	66.667%
25.000%	33.333%
0.000%	0.000%
If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 33.333% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 66.667% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 133.000% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 122.000% of the initial underlier level.
The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 75.000% (the section left of the 75.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than 122.000% (the section right of the 122.000% marker on the horizontal axis) would result in a capped return on your investment.
The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-37 of the accompanying prospectus supplement no. 928.
Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the

U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.
We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, cap level and maximum settlement amount we will set on the trade date and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES
An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated July 6, 2011, and “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying prospectus supplement no. 928. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.
Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of
Your Notes on the Trade Date (As Determined By Reference to Pricing Models Used By Goldman, Sachs &
Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue
Price
The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through December  , 2011. After December  , 2011, the price at which Goldman, Sachs & Co. would buy or sell notes (if Goldman Sachs & Co. makes a market) will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.
In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.
If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-37 of the accompanying prospectus supplement no. 928.
Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.
There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-37 of the accompanying prospectus supplement no. 928.
You May Lose Your Entire Investment in the Notes
You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the MSCI EAFE Index as measured from the initial underlier level set on the trade date (which could be higher or lower than the actual closing level of the index on the trade date) to the closing level on the determination date. If the final underlier level for your notes is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of approximately 1.3333 times the sum of the underlier return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.
Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.
Your Notes Will Not Bear Interest
You will not receive any interest payments on your notes. As a result, even if the amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.
The Potential for the Value of Your Notes to Increase May Be Limited
Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level, which will be set on the trade date and is expected to be between 122.00% and 125.75% of the initial underlier level. The maximum settlement amount will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.
We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.
If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be
Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the
Notes Will be Negatively Affected
The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.
Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future
The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-63 of the accompanying prospectus supplement no. 928. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-63 of the accompanying prospectus supplement no. 928 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE UNDERLIER
The MSCI EAFE Index (the underlier) is a stock index calculated, published and disseminated daily by MSCI Inc., which we refer to as “MSCI”, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.
MSCI EAFE Index
Index Stock Weighting by Country
as of July 29, 2011

Country:	Percentage (%)*
Australia	8.58
Austria	0.32
Belgium	0.93
Denmark	1.04
Finland	0.89
France	9.77
Germany	8.79
Greece	0.21
Hong Kong	2.83
Ireland	0.24
Israel	0.70
Italy	2.53
Japan	21.10
Netherlands	2.44
New Zealand	0.13
Norway	0.92
Portugal	0.25
Singapore	1.83
Spain	3.36
Sweden	3.04
Switzerland	8.47
United Kingdom	21.63
*Information provided by MSCI. Percentages may not sum to 100% due to rounding.
MSCI EAFE Index
Index Stock Weighting by Sector
as of July 29, 2011

Sector**:	Percentage (%)*
Energy	8.19
Materials	11.24
Industrials	12.77
Consumer Discretionary	10.60
Consumer Staples	10.39
Health Care	9.01
Financials	23.02
Information Technology	4.67
Telecommunication Services	5.61
Utilities	4.50
*Information provided by MSCI. Percentages may not sum to 100% due to rounding.
**Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.
The above information supplements the description of the underlier found in the accompanying prospectus supplement no. 928. For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers-MSCI Indices” on page A-6 of the accompanying prospectus supplement no. 928.
Historical High, Low and Closing Levels of the Underlier
The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.
You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. During the period from January 1, 2008 through August 25, 2011, there were 365 27-month periods, the first of which began on January 1, 2008 and the last of which ended on August 25, 2011. In 106 of such 365 27-month periods the closing level of the underlier on the final date of such period has fallen below 75.00% of the closing level of the underlier on the initial date of such period. Therefore, during approximately 29.04% of such 27-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 27-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.
The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2008, 2009 and 2010 and the first three calendar quarters of 2011 (through August 25, 2011). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2008
Quarter ended March 31	2,253.36	1,913.53	2,038.62
Quarter ended June 30	2,206.72	1,957.23	1,967.19
Quarter ended September 30	1,934.39	1,553.15	1,553.15
Quarter ended December 31	1,568.20	1,044.23	1,237.42
2009
Quarter ended March 31	1,281.02	911.39	1,056.23
Quarter ended June 30	1,361.36	1,071.10	1,307.16
Quarter ended September 30	1,580.58	1,251.65	1,552.84
Quarter ended December 31	1,617.99	1,496.75	1,580.77
2010
Quarter ended March 31	1,642.20	1,451.53	1,584.28
Quarter ended June 30	1,636.19	1,305.12	1,348.11
Quarter ended September 30	1,570.36	1,337.85	1,561.01
Quarter ended December 31	1,675.07	1,535.13	1,658.30
2011
Quarter ended March 31	1,758.97	1,597.15	1,702.55
Quarter ended June 30	1,809.61	1,628.03	1,708.08
Quarter ending September 30 (through August 25, 2011)	1,727.43	1,442.47	1,457.04

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplements, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying prospectus supplements and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplements and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Page
Summary Information	PS-3
Hypothetical Examples	PS-6
Additional Risk Factors Specific to Your Notes	PS-10
The Underlier	PS-13

Prospectus Supplement No. 928 dated July 6, 2011
Summary Information	S-3
Hypothetical Returns on the Underlier-Linked Notes	S-12
Additional Risk Factors Specific to the Underlier-Linked Notes	S-32
General Terms of the Underlier-Linked Notes	S-45
Use of Proceeds and Hedging	S-61
Supplemental Discussion of Federal Income Tax Consequences	S-63
Employee Retirement Income Security Act	S-69
Supplemental Plan of Distribution	S-70
The Underliers	A-1
S&P 500® Index	A-2
MSCI Indices	A-6
Hang Seng China Enterprises Index	A-13
Russell 2000® Index	A-17
FTSE® 100 Index	A-22
Euro STOXX 50® Index	A-26
TOPIX	A-30

Prospectus Supplement dated July 6, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-26
Employee Retirement Income Security Act	S-27
Supplemental Plan of Distribution	S-28
Validity of the Notes	S-29

Prospectus dated July 6, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	136
Conflicts of Interest	138
Employee Retirement Income Security Act	139
Validity of the Securities	140
Experts	140
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	141

$
The Goldman Sachs Group, Inc.
Leveraged Buffered Index-Linked Notes
due
(Linked to the MSCI EAFE Index)
Medium-Term Notes, Series D
Goldman, Sachs & Co.